Exhibit 3.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES A PREFERRED STOCK

OF

LIQUIDMETAL TECHNOLOGIES, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

Liquidmetal Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, pursuant to authority vested in the Board of Directors of the Company by Article 4 of the Certificate of Incorporation of the Company, the following resolution was adopted as of April 30, 2009 by the Board of Directors of the Company pursuant to Section 141 of the Delaware General Corporation Law:

“Pursuant to authority vested in the Board or Directors of the Company by Article Four of the Company’s Certificate of Incorporation, out of the total authorized number of ten million (10,000,000) shares of Company preferred stock (the “Preferred Stock”), par value $0.001 per share, there shall be designated (i) a series of one million eight hundred seventy-five thousand (1,875,000) shares which shall be issued hereunder and constitute a single series to be known as “Series A-1 Preferred Stock” (hereinafter called the “Series A-1 Preferred Stock”) and (ii) a series of three million two hundred eighty-one thousand two hundred fifty-three (3,281,253)  shares which shall be issued hereunder and constitute a single series to be known as “Series A-2 Preferred Stock” (hereinafter called the “Series A-2 Preferred Stock”, and together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”).  The shares of Series A Preferred Stock have the voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions thereof set forth below:

1.             Certain Definitions.

“Approved Stock Plan” means any employee benefit, option or incentive plan which has been approved by the Board of Directors and shareholders of the Company, pursuant to which the Company’s securities may be issued to any employee, consultant, officer or director for services provided to the Company; provided that the number of shares of the Company’s Common Stock issuable pursuant to such plans, in the aggregate, shall not exceed 10% of the shares of the Company’s Common Stock outstanding on a fully-diluted basis on the date of the First Closing (as defined in the Securities Purchase and Exchange Agreement) after giving effect to the First Closing and the full exercise of the Series A-1 Option (as defined in the Securities Purchase and Exchange Agreement), as adjusted for stock splits, reverse stock splits, and the like, unless such increased amount of shares is approved by the holders of the Company’s Common Stock and the holders of the Company’s Series A Preferred Stock voting together as a single class.  For purposes of this definition, “fully-diluted basis” shall take into account all outstanding shares of Common Stock as well as all shares of Common Stock issuable upon the conversion of all outstanding convertible securities of the Company, including all options and warrants granted.

“Buyer” means a buyer under the Securities Purchase and Exchange Agreement.

“Charter Amendment” shall have the meaning set forth in the Securities Purchase and Exchange Agreement.

“Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the OTC Bulletin Board, as reported by Bloomberg Financial Markets, or, if the OTC Bulletin Board begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00 p.m., New York Time, as reported by Bloomberg Financial Markets, or, if the OTC Bulletin Board is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg Financial Markets, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg Financial Markets, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the holders of Series A Preferred Stock. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

“Common Stock” means the common stock, $0.001 par value, of the Company, including the stock into which the Series A Preferred Stock is convertible, and any capital stock of any class of the Company thereafter authorized that shall not be limited to a fixed sum in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company.

“Convertible Securities” means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

“Current Market Price” shall mean, with respect to any shares of capital stock or other securities, (i) if such stock or securities are listed or admitted to trading on a national securities exchange or an inter-dealer quotation system or traded in the over-the-counter market, the price per share or security, as the case may be, at the close of trading on the Trading Day on which the relevant determination is to be made or, if such day is not a Trading Day, the Trading Day immediately preceding such day and (ii) if such stock or security is not so listed, admitted or traded, the fair market value of such stock or security as determined by the Board of Directors of the Company or, if the Board of Directors of the Company cannot agree, as determined by an Independent Appraiser (as defined below).

“Excluded Securities” means any share of Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion or exercise of any Notes, warrants or shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock of the Company issued (A) pursuant to the Securities Purchase and Exchange Agreement, (B) as dividends on the Series A Preferred Stock, or (C) as interest under the Notes; (iii) upon conversion or exercise of any Options or Convertible Securities which are outstanding on the Original Issuance Date, (iv) pursuant to or in connection with commercial credit arrangements, equipment lease financings, acquisitions of other assets or businesses, and strategic transactions not primarily for financing purposes (including licensing or development agreements), but only to the extent the transactions described in this clause (iv) are entered into with non-affiliates of the Company.

“Independent Appraiser” means an investment banking firm, appraisal firm or any other financial expert of recognized national standing in the United States, selected by the holders of a majority of the Series A Preferred Stock and reasonably acceptable to the Company, that does not (or whose directors, officers, employees, affiliates or stockholders do not) have a direct or indirect material financial interest in the Company or a 5% or greater holder of Series A Preferred Stock, who has not been, and, at the time called upon to give independent financial advice to the Company or a holder of Series A Preferred Stock, is not (and none of its directors, officers, affiliates or stockholders are) a promoter, director or officer of the Company.

“Notes” means the Company’s 8% Secured Convertible Subordinated Notes due January 2011.

“Options” means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

“Securities Purchase and Exchange Agreement” means the Securities Purchase and Exchange Agreement, dated May 1, 2009, among the Company and the persons identified as “Buyers” therein.

“Senior Indebtedness” means the principal of (and premium, if any), interest on, and all fees and other amounts (including, without limitation, any reasonable costs, enforcement expenses (including reasonable legal fees and disbursements, collateral protection expenses and other reimbursement or indemnity obligations relating thereto)), and all other obligations of the Company under (i) any of the agreements or instruments evidencing any indebtedness of the Company and its subsidiaries arising after the Original Issuance Date to an unaffiliated, third-party commercial lender (together with any renewals, refundings, refinancings or other extensions thereof) for purposes of purchasing equipment (which debt shall be secured only by the assets purchased with such financing), and (ii) indebtedness not to exceed $4,000,000 in the aggregate that is secured solely by the Company’s and/or its subsidiaries’ accounts receivable and/or inventory.

“Series A Issuance Price” means $5.00 per share.

“Trading Day” means (i) if the relevant stock or security is listed or admitted for trading on the New York Stock Exchange or any other national securities exchange, a day on which such exchange is open for business; (ii) if the relevant stock or security is not listed or admitted for trading on any national securities exchange but is quoted on any system for the automated dissemination of quotations of securities prices, a day on which trades may be effected through such system; or (iii) if the relevant stock or security is not listed or admitted for trading on any national securities exchange or quoted on any system for the automated dissemination of quotation of securities prices, a day on which the relevant stock or security is traded in a regular way in the over-the-counter market and for which a closing bid and a closing asked price for such stock or security are available.

“Warrants” mean the warrants issued pursuant to the Securities Purchase and Exchange Agreement.

2.             Dividends.

2A.          The holders of the Series A Preferred Stock shall be entitled to receive dividends, which shall begin to accrue on and be cumulative from the date of issuance of the Series A Preferred Stock (whether or not such dividends have been declared and whether or not there shall be net profits or net assets of the Company legally available for the payment of such dividends) at an annual rate equal to eight percent (8%) of the sum of (A) the Series A Issuance Price (also referred to as the “Liquidation Preference”) plus (B) any accrued dividends through the immediately preceding Dividend Accrual Date that remain unpaid (the sum being referred to as the “Dividend Amount”). The dividends shall accrue semi-annually on June 1 and December 1 of each year (the “Dividend Accrual Dates”) and shall be payable either in cash or in kind by issuance by the Company of additional shares of Series A Preferred Stock (the “PIK Shares”) at the option of the Company of the same securities. For purposes of clarification, if the Company pays any Dividend Amount on shares of Series A-1 Preferred Stock in PIK Shares, then such PIK Shares shall be shares of Series A-1 Preferred Stock.  If the Company pays any Dividend Amount on shares of Series A-2 Preferred Stock in PIK Shares, then such PIK Shares shall be shares of Series A-2 Preferred Stock.  Dividends shall be payable only when and as declared by the Board of Directors of the Company.  Beginning on the second anniversary of the initial issuance date of the Series A Preferred Stock (the “Original Issuance Date”), the dividend rate shall increase to 10% per annum.  If the Company elects to pay any Dividend Amount in PIK Shares, each holder of Series A Preferred Stock shall be deemed to be the holder of record of such holder’s pro rata share of the PIK Shares issuable with respect to the relevant Dividend Amount notwithstanding that the stock transfer books of the Company shall then be closed or that certificates evidencing such PIK Shares shall not have been actually delivered to such holder of Series A Preferred Stock.  In the event that dividends on the Series A Preferred Stock are paid with PIK Shares, each such PIK Share (i) shall be valued at the then applicable Liquidation Preference per share and (ii) shall have the same Liquidation Preference as each share of Series A

Preferred Stock with respect to which the PIK Share constituted a dividend.  No dividends shall be paid on any Common Stock of the Company or any capital stock of the Company that ranks junior to the Series A Preferred Stock during any fiscal year of the Company until dividends in the aggregate Dividend Amount per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) of Series A Preferred Stock for the current and each prior Dividend Accrual Date shall have been paid or declared and set apart for payment to the holders of the Series A Preferred Stock.

2B.          The amount of dividends payable for any period shorter than a full year shall be determined on the basis of twelve 30-day months and a 360-day year.  Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

3.             Liquidation; Redemption.

3A.          Liquidation.  Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the shares of Series A Preferred Stock shall be entitled, before any distributions shall be made to the holders of the Common Stock, or any other class of capital stock of the Company ranking junior to the Series A Preferred Stock, to be paid an amount (the “Series A Liquidation Amount”) equal to the Liquidation Preference per share (appropriately adjusted to reflect the occurrence of any stock split, stock dividend, stock combination, stock subdivision or like occurrences) plus accrued and unpaid dividends to the payment date for the Series A Liquidation Amount; provided that if the amount per share that would be received by the holders of the shares of Series A Preferred Stock of any series if the assets of the Company were distributed ratably to the holders of the Common Stock and the Series A Preferred Stock on an as converted to Common Stock basis would be greater than the Liquidation Preference, then the holders of the Series A Preferred Stock of such series shall be entitled to receive such greater amount.  If upon such liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets to be distributed among the holders of Series A Preferred Stock of the Company shall be insufficient to permit payment to the holders of Series A Preferred Stock of the full Series A Liquidation Amount, then the entire assets of the Company to be distributed shall be distributed to the holders of Series A Preferred Stock.  Written notice of such liquidation, dissolution or winding up, stating a payment date, the Series A Liquidation Amount and the place where said sums shall be payable shall be given by mail, postage prepaid, not less than 30 or more than 60 days prior to the payment date stated therein, to the holders of record of each series of Series A Preferred Stock, such notice to be addressed to each shareholder at his post office address as shown by the records of the Company.  Unless waived in writing by the holders of a majority of the Series A Preferred Stock then outstanding, voting together as one class, a consolidation or merger of the Company into or with any other entity or entities, or the sale or transfer by the Company of all or substantially all of its assets, in each case under circumstances in which the holders of a majority in voting power of the outstanding capital stock of the Company, immediately prior to such a merger, consolidation or sale, own less than a majority in voting power of the outstanding capital stock of the company or the surviving or resulting company or acquirer, as the case may be, immediately following such a merger, consolidation or sale (each such transaction being hereinafter referred to as a

“Corporate Transaction”) shall be treated as a liquidation within the meaning of this paragraph 3 for the purpose of determining the consideration to be received by holders of the Series A Preferred Stock upon redemption of such shares as well as the timing of such deemed redemption.

3B.          Optional Redemption.  The Company shall have the right at any time when no Notes remain outstanding to redeem the Series A Preferred Stock in whole or in part upon not less than 30 days’ notice at a redemption price equal to the Liquidation Preference plus any accrued and unpaid dividends through the redemption date.  Such redemption notice will include a certification by the Company’s Chief Executive Officer that the Company has sufficient funds available for such redemption. In the event of a redemption of the Series A Preferred Stock in part, the Company shall redeem the shares of each holder of Series A Preferred Stock pro rata (subject to rounding for fractional shares of Series A Preferred Stock).  The holders of Series A Preferred Stock shall have the right to convert the Series A Preferred Stock into Common Stock as set forth in Section 4A below at any time prior to the redemption date.

3C.          Redemption of Series A Preferred Stock.  In the event that the Charter Amendment is not filed with, and accepted for filing by, the Delaware Secretary of State by August 31, 2009, the Company shall deliver written notice thereof via facsimile and overnight courier to the holders of the Series A Preferred Stock.  At any time after the receipt of such notice by a holder of the Series A Preferred Stock, such holder may require the Company to redeem all or any portion of such holder’s Series A Preferred Stock by delivering written notice thereof (the “Redemption Notice”) to the Company, which Redemption Notice shall indicate the number of shares of Series A Preferred Stock such holder is electing to redeem.  Each share of the Series A Preferred Stock subject to redemption by the Company pursuant to this Section 3C shall be redeemed by the Company at a redemption price equal to the Liquidation Preference plus any accrued and unpaid dividends through the redemption date.

4.             Conversion.

4A.          Right to Convert.  Subject to the terms and conditions of this subparagraph 4A, the holder of any share or shares of Series A Preferred Stock shall have the right, at its option at any time, to convert any such shares of Series A Preferred Stock into such number of fully paid and nonassessable whole shares of Common Stock as is obtained by multiplying the number of shares of Series A Preferred Stock so to be converted by the Liquidation Preference per share and dividing the result (together with any accrued but unpaid dividends on the shares being converted as of the conversion date) by (i) in the case of Series A-1 Preferred Stock, the conversion price of $0.10 per share of Common Stock, (ii) in the case of Series A-2 Preferred Stock, the conversion price of $0.22 per share of Common Stock, or (iii) if there has been an adjustment of such conversion prices, by the conversion prices as last adjusted and in effect at the date any share or shares of Series A Preferred Stock are surrendered for conversion (such prices, or such prices as last adjusted, being referred to herein as the “Series A-1 Conversion Price” for the Series A-1 Preferred Stock and the “Series A-2 Conversion Price” for the Series A-2 Preferred Stock, and the Series A-1 Conversion Price and Series A-2 Conversion Price are herein together referred to as the “Conversion Price”).  Such right of conversion shall be exercised by the holder thereof by surrender of a certificate or certificates for the shares to be converted to the Company at its principal office (or such other office or agency of the Company as the Company may designate by notice in writing to the holder or holders of the Series A Preferred Stock) at any time during its usual business hours on the date set forth in such notice, together with a properly completed notice of conversion in the form attached to the Series A Preferred Stock certificate with a statement of the name or names (with address), subject to compliance with applicable laws to the extent such designation shall involve a transfer, in which the certificate or certificates for shares of Common Stock, shall be issued.  No dividends will be paid on the Series A Preferred Stock at the time of conversion.

As an example, to determine the number of shares of Common Stock issuable upon the conversion of 100 shares of Series A-1 Preferred Stock, the following calculations would be used (assuming no accrued but unpaid dividends and no adjustment of the conversion price):

100 shares of Series A-1 Preferred Stock x $5.00 per share of Series A-1 Preferred Stock = $500

$500/$0.10 per share of Common Stock = 5,000 shares of Common Stock

As an example, to determine the number of shares of Common Stock issuable upon conversion of 100 shares of Series A-2 Preferred Stock, the following calculations would be used (assuming no accrued but unpaid dividends and no adjustment of the conversion price):

100 shares of Series A-2 Preferred Stock x $5.00 per share of Series A-2 Preferred Stock = $500

$500/$0.22 per share of Common Stock =  2,273 shares of Common Stock

4B.          Issuance of Certificates; Time Conversion Effected.  On or before the second business day following the date of receipt by the Company of the written notice referred to in subparagraph 4A and surrender of the certificate or certificates for the share or shares of the Series A Preferred Stock to be converted (the “Share Delivery Date”), the Company shall issue and deliver, or cause to be issued and delivered, to the holder, registered in such name or names as such holder may direct, subject to compliance with applicable laws to the extent such designation shall involve a transfer, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such share or shares of Series A Preferred Stock. To the extent permitted by law, such conversion shall be deemed to have been effected and the Conversion Price shall be determined as of the close of business on the date on which such written notice shall have been received by the Company and the certificate or certificates for such shares shall have been surrendered as aforesaid, and at such time the Series A Preferred Stock rights of the holder of such share or shares shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby.

4C.          Fractional Shares; Dividends; Partial Conversion.  No fractional shares shall be issued upon conversion of the Series A Preferred Stock into Common Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share, and no payment or adjustment shall be made upon any conversion on account of any cash dividends paid on the Series A Preferred Stock so converted or the Common Stock issued upon such conversion.  In case the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered pursuant to subparagraph 4A exceeds the number of shares converted, the Company shall upon such conversion, execute and deliver to the holder thereof at the expense of the Company, a new certificate for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered which are not to be converted.

4D.          Adjustments to Conversion Price.

(1)  Direct or Indirect Issuances of Common Stock.  If the Company shall, at any time or from time to time after the Original Issuance Date, issue any shares of Common Stock (other than an issuance of Common Stock as a dividend or in a split or subdivision in respect of which the adjustment provided for in subparagraph 4D(2) applies), any Options, or any Convertible Securities without consideration or for consideration per share less than the Conversion Price in effect for the Series A Preferred Stock immediately prior to the issuance of such Common Stock or securities, then such Conversion Price shall forthwith be lowered to a price determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding determined on a fully-diluted basis (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issuance) (the “Outstanding Common”) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by the Company for such issuance would purchase at such Conversion Price (determined by dividing the aggregate consideration received by the Company in respect of such issuance by the Conversion Price in effect immediately prior to such issuance), and (y) the denominator of which shall be the number of shares of Outstanding Common immediately after such issuance but before giving effect to anti-dilution contained in other Securities (as defined in the Securities Purchase and Exchange Agreement) that would be triggered by the same issuance; provided, however, that adjustments to the Conversion Price pursuant to the terms of this subparagraph 4D(1) shall not apply to issuances of Excluded Securities, including Options to purchase Excluded Securities and Convertible Securities convertible into Excluded Securities.  For purposes of this subparagraph 4D, “fully-diluted basis” shall take into account all outstanding shares of Common Stock as well as all shares of Common Stock issuable upon the conversion of all outstanding convertible securities of the Company, including all options and warrants granted.

For the purposes of any adjustment of the Conversion Price pursuant to paragraph (1) of this subparagraph 4D, the following provisions shall be applicable:

(i)            Such adjustment shall be separately calculated for the Series A-1 Preferred Stock and the Series A-2 Preferred Stock based on the respective Series A-1 Conversion Price and Series A-2 Conversion Price then in effect.

(ii)           In the case of the issuance of Common Stock for cash in a public offering or private placement, the consideration shall be deemed to be the amount of cash paid therefor before deducting therefrom any discounts, commissions or placement fees payable by the Company to any underwriter or placement agent in connection with the issuance and sale thereof.

(iii)          In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors of the Company.

(iv)          In the case of the issuance of Options or Convertible Securities (except for Options or Convertible Securities which are Excluded Securities):

(A)          the aggregate maximum number of shares of Common Stock deliverable upon exercise of such Options (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time) shall be deemed to have been issued at the time such Options were issued and for a consideration equal to the consideration (determined in the manner provided in subparagraphs (ii) and (iii) above), if any, received by the Company upon the issuance of such Options plus the minimum purchase price provided in such Options for the Common Stock covered thereby;

(B)           the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such Convertible Securities or upon the exercise of Options to purchase or rights to subscribe for such Convertible Securities and subsequent conversion or exchange thereof (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time) shall be deemed to have been issued at the time such Convertible Securities, Options, or rights were issued and for a consideration equal to the consideration received by the Company for any such Convertible Securities and related Options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Company upon the conversion or exchange of such Convertible Securities or the exercise of any related Options or rights (the consideration in each case to be determined in the manner provided in paragraphs (ii) and (iii) above);

(C)           on any change in the number of shares or exercise price of Common Stock deliverable upon exercise of any such options or rights or conversions of or exchanges for such securities, the Conversion Price shall forthwith be readjusted to such conversion price as would have been obtained had the adjustment made upon the issuance of such options, rights or securities not converted prior to such change or options or rights related to such securities not converted prior to such change been made upon the basis of such change; and

(D)          no further adjustment of the Conversion Price adjusted upon the issuance of any such options, rights, convertible securities or exchangeable securities shall be made as a result of the actual issuance of Common Stock on the exercise of any such rights or options or any conversion or exchange of any such securities.

4D(2).     Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares or shall declare or pay a dividend on its outstanding shares of Common Stock payable in shares of Common Stock, the Series A-1 Conversion Price and Series A-2 Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, such Conversion Prices in effect immediately prior to such combination shall be proportionately increased.

4D(3).     Record Date.  In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities, or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

4D(4).     Certain Distributions.  If, at any time or from time to time after the Original Issuance Date, the Company shall issue or distribute to the holders of shares other than Series A Preferred Stock (the “Dividend Stock”) evidences of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding any issuance or distribution described in paragraph 4D(1), 4D(2), or 4(E), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof) (any such non-excluded event being herein called a “Special Dividend”), then and in each such event the holders of each series of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock of such series had been converted into Common Stock on the date of such event.

4E.           Reorganization or Reclassification.  If any capital reorganization or reclassification of the capital stock of the Company shall be effected in such a way (including, without limitation, by way of consolidation or merger, but excluding a consolidation, merger or sale which is treated as a Liquidation with respect to holders of Series A Preferred Stock for purposes of paragraph 3) that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock then, as a condition of such reorganization or reclassification, lawful and adequate provision (in form satisfactory to the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as one class) shall be made whereby each holder of a share or shares of Series A Preferred Stock shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock of the Company immediately theretofore receivable upon the conversion of such share or shares of the Series A Preferred Stock, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of such stock immediately theretofore so receivable had such reorganization or reclassification not taken place and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights (including an immediate adjustment, by reason of such reorganization or reclassification, of the Conversion Price to the value for the Common Stock reflected by the terms of such reorganization or reclassification if the value so reflected is less than the Conversion Price in effect immediately prior to such reorganization or reclassification).  In the event of a merger or consolidation of the Company as a result of which a greater or lesser number of shares of common stock of the surviving company are issuable to holders of the Common Stock of the Company outstanding immediately prior to such merger or consolidation, the Conversion Price in effect immediately prior to such merger or consolidation shall be adjusted in the same manner as though there were a subdivision or combination of the outstanding shares of Common Stock of the Company.  The Company will not effect any such consolidation or merger, or any sale of all or substantially all its assets and properties, unless prior to the consummation thereof the successor company (if other than the Company) resulting from such consolidation or merger or the company purchasing such assets shall assume by written instrument (in form satisfactory to the holders of at least a majority of the outstanding shares of Series A Preferred Stock voting together as one class) executed and mailed or delivered to each holder of shares of Series A Preferred Stock at the last address of such holder appearing on the books of the Company, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to receive.

4F.           Notice of Adjustment.  Upon any adjustment of the Series A-1 Conversion Price or Series A-2 Conversion Price, then, and in each such case, the Company shall give written notice thereof by first class mail, postage prepaid, addressed to each holder of shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock, as applicable, at the address of such holder as shown on the books of the Company, which notice shall state the Conversion Price resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4G.          Other Notices.  In case at any time:

(1)           the Company shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock;

(2)           the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of such stock of any class or other rights;

(3)           there shall be any capital reorganization or reclassification of the capital stock of the Company, or a consolidation or merger of the Company with, or a sale of all or substantially all its assets to, another company; or

(4)           there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of said cases, the Company shall give, by first class mail, postage prepaid, addressed to each holder of any shares of Series A Preferred Stock at the address of such holder as shown on the books of the Company, (a) at least 15 days’ prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least 15 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with the foregoing clause (b) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

4H.          Mandatory Conversion.  The Board of Directors of the Company shall have the right to convert each share of Series A Preferred Stock into Common Stock no less than 30 days after the Company provides written notice to holders of Series A Preferred Stock certifying that the Current Market Price of the Common Stock for 30 consecutive trading days has exceeded $0.70 (as appropriately adjusted for stock dividends, stock splits, recombinations and reclassifications of the Common Stock) with an average daily trading volume during such period of not less than 200,000 shares of Common Stock.  In addition, (A) the Board of Directors of the Company shall convert each share of Series A-1 Preferred Stock into Common Stock upon receipt of the written notice of holders of a majority of the then-outstanding shares of Series A-1 Preferred Stock of their election to cause an automatic conversion pursuant to this subparagraph 4H, and (B) the Board of Directors of the Company shall convert each share of Series A-2 Preferred Stock into Common Stock upon receipt of the written notice of holders of a majority of the then-outstanding shares of Series A-2 Preferred Stock of their election to cause an automatic conversion pursuant to this subparagraph 4H.  Any such conversion shall be effected in accordance with the provisions of subparagraphs 4B and 4C hereof, and any Series A Preferred Stock converted pursuant to this paragraph shall be converted into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the Liquidation Preference per share of Series A Preferred Stock by (ii) the applicable Conversion Price.

4I.            Stock to be Reserved.

(1)  From and after the filing and acceptance of the Charter Amendment with the Delaware Secretary of State, the Company will at all times reserve and keep available out of its authorized but unissued Common Stock, solely for the purpose of issuance upon the conversion of the Series A Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series A Preferred Stock.  All shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all liens, duties and charges arising out of or by reason of the issue thereof (including, without limitation, in respect of taxes) and, without limiting the generality of the foregoing, the Company covenants that it will from time to time take all such action as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the effective Conversion Price.  The Company will take all such action within its control as may be necessary on its part to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirements of any national securities exchange upon which the Common Stock of the Company may be listed.  The Company will not take any action which results in any adjustment of the Conversion Price if after such action the total number of shares of Common Stock issued and outstanding and thereafter issuable upon exercise of all options and conversion of Convertible Securities, including upon conversion of the Series A Preferred Stock, would exceed the total number of shares of such class of Common Stock then authorized by the Company’s Certificate of Incorporation.

(2)           The Company will at all times reserve and keep available out of its authorized but unissued Series A Preferred Stock, a sufficient number of shares solely for the purpose of satisfying the Company’s obligations to issue PIK Shares as herein provided.  All shares of Series A Preferred Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all liens, duties and charges arising out of or by reason of the issue thereof (including, without limitation, in respect of taxes).

4J.           No Reissuance of Series A Preferred Stock.  Shares of Series A Preferred Stock that are converted into shares of Common Stock as provided herein shall not be reissued.

4K.          Issue Tax.  The issuance of certificates for shares of Common Stock upon conversion of the Series A Preferred Stock shall be made without charge to the holders thereof for any issuance tax, stamp tax, transfer tax, duty or charge in respect thereof, provided that the Company shall not be required to pay any tax, duty or charge which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Series A Preferred Stock which is being converted.

4L.           Closing of Books.  The Company will at no time close its transfer books against the transfer of any Series A Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series A Preferred Stock in any manner which interferes with the timely conversion of such Series A Preferred Stock; provided, however, nothing herein shall be construed to prevent the Company from setting record dates for the holders of its securities.

4M.         Limitations on Conversions.

(1)           Beneficial Ownership.  Unless waived by a holder of Series A Preferred Stock upon no less than sixty one (61) days prior written notice to the Company, the Company shall not effect any conversion of the Series A Preferred Stock pursuant to this Section 4 to the extent that after giving effect to such conversion such holder (together with such holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion.  Even if such holder waives the limitation set forth in the preceding sentence, the Company shall in no event effect any conversion under this Section 4, and such holder shall not have the right to convert Series A Preferred Stock pursuant to this Section 4, to the extent that after giving effect to such conversion, such holder (together with such holder’s affiliates) would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion.  For purposes of the foregoing sentences, the number of shares of Common Stock beneficially owned by a holder of Series A Preferred Stock and its affiliates shall include the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining Series A Preferred Stock owned by such holder or any of its affiliates and (B) conversion of the unexercised or nonconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 4(M)(1), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended.  For purposes of this Section 4(M)(1), in determining the number of outstanding shares of Common Stock, the holders of Series A Preferred Stock may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Form 10-Q or Form 10-K, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding.  For any reason at any time, upon the written or oral request of a holder of Series A Preferred Stock, the Company shall within two (2) business days confirm orally and in writing to such holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Series A Preferred Stock, by such holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported.  Notwithstanding the foregoing, the limitations of this paragraph shall not apply to Carlyle Liquid, LLC, Carlyle Holdings, LLC, Abdi Mahamedi, Atlantic Realty, and Ricardo Salas.

(2)           Until the filing and acceptance of the Charter Amendment with the Delaware Secretary of State, no Buyer shall be issued, upon conversion or exercise of such Buyer’s Notes, Series A Preferred Stock, or Warrants, a number of shares of Common Stock in the aggregate for all such conversions or exercises greater than the product of the Conversion Cap (as defined below) multiplied by a fraction, the numerator of which is the aggregate purchase price paid by the Buyer for all of the Notes, shares of Series A Preferred Stock, and Warrants purchased by the Buyer pursuant to the Securities Purchase and Exchange Agreement and the denominator of which is $23,124,933.33, which is the aggregate purchase price paid by all of the Buyers for all of the Notes, shares of Series A Preferred Stock, and Warrants purchased pursuant to the Securities Purchase and Exchange Agreement (with respect to each Buyer, the “Conversion Cap Allocation”).  In the event that any Buyer shall sell or otherwise transfer any of such Buyer’s Series A Preferred Stock, the transferee shall be allocated a pro rata portion of such Buyer’s Conversion Cap Allocation based on the Series A Issuance Price of the Series A Preferred Stock purchased by the Buyer, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Conversion Cap Allocation allocated to such transferee. The term “Conversion Cap” shall mean 32,985,406 shares of Common Stock, which represents all shares of authorized but unissued Common Stock as of the date of the Securities Purchase and Exchange Agreement to the extent not previously reserved for issuance pursuant to Convertible Securities and Options existing prior to such date.

4N.          Company’s Failure to Timely Convert.  If the Company shall fail to issue a certificate to a holder of Series A Preferred Stock or credit such holder’s balance account with the Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian system for the number of shares of Common Stock to which such holder is entitled upon conversion of any Series A Preferred Stock on or prior to the date which is five (5) business days after the date that such holder exercises its conversion rights pursuant to this Section 4 (a “Conversion Failure”), then (A) the Company shall pay liquidated damages to such holder for each day of such Conversion Failure in an amount equal to 1.0% of the product of (I) the sum of the number of shares of Common Stock not issued to such holder on or prior to the Share Delivery Date and to which the such holder is entitled, and (II) the Closing Sale Price of the Common Stock on the Share Delivery Date and (B) such holder, upon written notice to the Company, may void its notice of conversion (in the form attached to the Series A Preferred Stock) with respect to, and have returned any Series A Preferred Stock that has not been converted pursuant to such notice of conversion; provided that the voiding of such notice of conversion shall not affect the Company’s obligations to make any payments of dividends pursuant to Section 2 hereof which have accrued prior to the date of such notice pursuant to this Section 4(N) or otherwise.  In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of such notice of conversion, the Company shall fail to issue and deliver a certificate to such holder or credit such holder’s balance account with DTC for the number of shares of Common Stock to which such holder is entitled upon such holder’s conversion of any Series A Preferred Stock, and if on or after such Trading Day such holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such holder of Common Stock issuable upon such conversion that such holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within five (5) business days after such holder’s request and in such holder’s discretion, either (i) pay cash to such holder in an amount equal to such holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to such holder a certificate or certificates representing such Common Stock and pay cash to such holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the date that such holder exercises its conversion rights pursuant to this Section 4.

5.             Right to Participate in Future Issuances.

In case the Company proposes at any time to issue or sell any Common Stock or any Options or Convertible Securities other than Excluded Securities and other than securities issued in a public offering (the “Offered Securities”), the Company shall, no later than ten (10) days prior to the consummation of such transaction (a “Preemptive Rights Transaction”), give notice in writing (the “Preemptive Rights Offer Notice”) of such Preemptive Rights Transaction to each Series A Preferred Stock holder (each, a “Preemptive Rights Holder”).  The Preemptive Rights Offer Notice shall describe the proposed Preemptive Rights Transaction, identify the proposed purchaser, and contain an offer (the “Preemptive Rights Offer”) to sell to each Preemptive Rights Holder, at the same consideration to be paid by the proposed purchasers, that number of Offered Securities required to maintain such Preemptive Rights Holder’s ownership percentage of the fully-diluted Common Stock in effect as of the date of the Preemptive Rights Offer Notice (the “Maximum Offer Amount”); provided, however, that in calculating such ownership percentage, only the Preemptive Rights Holder’s Series A Preferred Stock (and not any outstanding shares of Common Stock or Options or other Convertible Securities then held by the Preemptive Rights Holder) will be included when the percentage interest is calculated.  A Preemptive Rights Holder may subscribe for all or a portion of its Maximum Offer Amount on or prior to the 30th day following the date of sale of the Offered Securities to the initial purchasers.  Any of the Offered Securities not subscribed for by a Preemptive Rights Holder shall be offered to the other Preemptive Rights Holders pursuant to a written notice from the Company on a pro rata basis for a period of 30 days.  When the Offered Securities are accepted in the manner set forth in this paragraph 5, the Company shall, as promptly as practicable but no later than twenty (20) days after acceptance by a Preemptive Rights Holder of its subscription portion of the Maximum Offer Amount, issue certificates representing the applicable number of Offered Securities (free of all liens and encumbrances) to such holder against delivery by such holder of the consideration payable therefor.  Any notice required to be given by Company pursuant to this paragraph 5 shall (i) specify the name of the proposed purchaser, the number of shares to be issued, the amount and type of consideration to be received therefor, and the other material terms on which the Company proposes to issue the shares, and (ii) contain an offer to sell to those holders permitted to participate in such offer all of such shares at the same price per share and for consideration consisting of (x) cash equal to the amount of cash proposed to be paid by the proposed purchaser and (y) if any of the consideration to be paid by the proposed purchaser is non-cash consideration, either the same non-cash consideration or, at the election of the particular holder, cash having an equivalent value to the non-cash consideration proposed to be paid by the proposed purchaser.  The determination of equivalent value required by the preceding sentence shall be made by an Independent Appraiser, it being understood that the fees and expenses of such Independent Appraiser shall be paid by the Company.  Notwithstanding anything to contrary herein, before the Company sends a Preemptive Rights Offer Notice to a Preemptive Rights Holder, the Company shall send written notification to such Preemptive Rights Holder that the Company intends to send a Preemptive Rights Offer Notice to such Preemptive Rights Holder (such notice, the “Pre-Notice”).  If the Company does not receive, within three (3) business days from the date of the Pre-Notice, a written notice from such Preemptive Rights Holder stating that he, she or it does not wish to receive material non-public information relating to the Company, then the Company shall send a Preemptive Rights Offer

Notice to such Preemptive Rights Holder and such Preemptive Rights Holder shall not have the rights set forth in this paragraph.

6.             Voting - Series A Preferred Stock.  In addition to any class voting rights provided by law and the Certificate of Incorporation, the holders of Series A Preferred Stock shall have the right to vote together with the holders of Common Stock as a single class on any matter on which the holders of Common Stock are entitled to vote, at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the holders of Common Stock; provided, however, that from and after the filing and acceptance of the Charter Amendment with the Delaware Secretary of State, the voting rights of the holders of Series A Preferred Stock shall be subject to any limitations that are set forth in the Charter Amendment.  With respect to the voting rights of the holders of the Series A Preferred Stock pursuant to the preceding sentence, each holder of Series A Preferred Stock shall be entitled to one vote for each share of Common Stock that would be issuable to such holder upon the conversion of all the shares of Series A Preferred Stock held by such holder on the record date for the determination of shareholders entitled to vote at such meeting or the effective date of such written consent (after taking into account the conversion limitation set forth in Section 4M(1) above but disregarding the conversion limitation set forth in Section 4M(2) hereof), and shall have voting rights and powers equal to the voting rights and powers of the Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company.

7.             Further Restrictions.  As long as at least 25% of the number of shares of Series A Preferred Stock issued on the Original Issuance Date are outstanding, and in addition to any other vote of the holders of Series A Preferred Stock required by law or by the Certificate of Incorporation, the prior consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock shall be required for the Company to take any action that: (i) alters or changes the rights, preferences or privileges of the Series A Preferred Stock, (ii) constitutes the incurrence of indebtedness by the Company which possesses senior repayment rights to the Series A Preferred Stock, other than Senior Indebtedness, (iii) creates (by reclassification or otherwise) any new class or series of shares or securities having rights, preferences or privileges senior to, or on a parity with, the Series A Preferred Stock, (iv) results in the redemption of any shares of Common Stock or any other shares or securities on a parity with or junior to the Series A Preferred Stock (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services), (v) results in the issuance of any shares of Common Stock or Options or Convertible Securities with an effective issuance, conversion or exercise price, as applicable, lower than the Series A-1 Conversion Price at the time of such issuance (other than Excluded Securities), (vi) results in any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold, (vii) amends or waives any provision of the Company’s Certificate of Incorporation or Bylaws relative to the Series A Preferred Stock, (viii) increases the authorized size of the Company’s Board of Directors, (ix) results in the payment or declaration of any dividend on any shares of Common Stock or any other shares or securities junior to the Series A Preferred Stock, (x) results in a confession of judgment against the Company, or settle or compromise by or against the Company (provided that no such consent shall be required for matters involving less than $50,000.00), (xi) results in any filing by the

Company for bankruptcy or receivership, (xii) results in any guaranty of any debt of a third party other than a direct or indirect wholly owned subsidiary of the Company; (xiii) results in the making of any material cash investments in the securities of another entity other than in the ordinary course of business or other than investments in wholly owned subsidiaries of the Company, (xiv) results in the mortgaging, pledging, or creating of a security interest in the property of the Company other than in the ordinary course of the Company’s business consistent with past practice, or (xv) results in the Company entering into a materially new line of businesses not related to the Company’s current line of business.

8.             No Waiver.  Except as otherwise modified or provided for herein, the holders of Series A Preferred Stock shall also be entitled to, and shall not be deemed to have waived, any other applicable rights granted to such holders under the applicable provisions of the Delaware General Corporation Law.

9.             No Impairment.  The Company will not, through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities on any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of Article Four and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights and liquidation preferences granted hereunder of the holders of the Series A Preferred Stock against impairment.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by the Company by a duly authorized executive officer as of this 1st day of May, 2009.

LIQUIDMETAL TECHNOLOGIES, INC.

By:	/s/ Tony Chung
Name:	Tony Chung
Title:	Chief Financial Officer